Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd.
(Incorporated in Singapore)
(Registration Number: 198703584K)

COURT SANCTION OF THE SCHEME

Introduction

Reference is made to the announcements made by Chartered Semiconductor Manufacturing Ltd. (the “Company”) on:

(1)	9 October 2009 in relation to the despatch of the scheme document dated 9 October 2009 (the “Scheme Document”) to holders (“Shareholders”) of ordinary shares (“Company Shares”) in the capital of the Company in relation to the proposed acquisition (the “Acquisition”) of the Company by ATIC International Investment Company LLC by way of a scheme of arrangement under Section 210 of the Companies Act, Chapter 50 of Singapore (the “Scheme”); and

(2)	4 November 2009 in relation to, inter alia, the approval of the Scheme by the requisite majorities of Shareholders at the Court Meeting held on 4 November 2009.

Terms defined in the Scheme Document but not defined herein have the same meanings when used herein.

Court Sanction of the Scheme

Further to the aforesaid announcements, the Directors wish to announce that the Scheme has been sanctioned by the High Court of the Republic of Singapore (the “Court”) today. The Scheme shall become effective and binding upon the lodgement of a copy of the order of the Court (the “Court Order”) with the Accounting and Corporate Regulatory Authority of Singapore (“ACRA”). The Court Order will only be lodged with ACRA if all the conditions precedent to the effectiveness of the Scheme are satisfied (or, where applicable, waived).

Anti-Trust Approvals

As noted in the announcement by the Company on 4 November 2009, anti-trust clearances have already been received for Austria and South Korea. As at the date of this Announcement, anti-trust clearances have been received for China and Germany, and the anti-trust Scheme Condition relating to the European Union has been satisfied.

Date of Delisting

The date of delisting of the Company from the Official List of the SGX-ST and the Company’s American Depositary Shares from Nasdaq will be announced by the Company separately.

Responsibility Statement

The Directors (including those who may have delegated detailed supervision of the preparation of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the Directors has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.

By Order of the Board
Chartered Semiconductor Manufacturing Ltd.

Singapore
19 November 2009

Inquiries

Any inquiries relating to this Announcement, the Acquisition or the Scheme should be directed to one of the following:

Morgan Stanley Asia (Singapore) Pte.	Citigroup Global Markets Singapore Pte. Ltd.
Tel: +65 6834 6707 Fax: +65 6834 6898 Address: 23 Church Street #16-01 Capital Square Singapore 049481	Tel: +65 6432 1955 Fax: +65 6432 1239 Address: 3 Temasek Avenue #17-00 Centennial Tower Singapore 039190